UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             HEALTHWORLD CORPORATION
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                 (CUSIP Number)
Mr. Michael Bungey                                    with copies to:
Cordiant Communications Group plc                     Timothy B. Goodell, Esq.
121-141 Westbourne Terrace                            White & Case LLP
London  W26JRF                                        1155 Avenue of the
011-44-171-262-4343                                      Americas
                                                      New York, NY 10036
                                                      (212) 819-8259

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 9, 1999
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  ------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No.
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                 I.R.S. Identification No.:
         Cordiant Communications Group plc         Not Applicable
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[X]
                                                                      (b)[ ]

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         England
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                     0
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            *
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            *
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         *
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [_]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         *
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------


* CCG may be deemed to be the beneficial owner of the shares of the common stock of the Company reported herein through its ownership of all the outstanding shares of common stock of Healthworld Acquisition Corp. Such shares of the common stock of the Company are not included above so as to avoid double counting.

                                  SCHEDULE 13D

---------------------------------
 CUSIP No.
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Healthworld Acquisition Corp.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[X]
                                                                      (b)[ ]

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                     0
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            5,093,977
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            5,093,977
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,093,977
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [_]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         62.8%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This statement relates to 5,093,977 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Healthworld Corp., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at 100 Avenue of the Americas, New York, NY 10013.

Item 2.  Identity and Background.

                  (a)-(c), (f) This statement is being filed by Cordiant Communications Group plc ("CCG"), a corporation organized under the laws of England and Wales, and Healthworld Acquisition Corp. ("Merger Sub" and, together with CCG, the "Reporting Persons"), a Delaware corporation and wholly owned subsidiary of CCG.

                  CCG is a publicly traded British corporation, the shares of which are traded on the London Stock Exchange.

                  Merger Sub was formed solely to acquire all of the outstanding capital stock of the Company. The principal executive offices of Merger Sub are located at c/o CCG.

                  The name, citizenship, business address, present principal occupation or employment and five-year employment history of each member of the Board of Directors of CCG, the directors of Merger Sub and the executive officers of CCG and Merger Sub are set forth on Schedule I hereto.

                  (d)-(e) During the last five years, none of CCG, Merger Sub or, to the best of their knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.  Purpose of Transaction.

                  (a)-(j) On November 9, 1999, each of CCG and Merger Sub entered into an Agreement and Plan of Merger dated as of such date (the "Merger Agreement") with the Company. The Merger Agreement is incorporated herein by reference and is filed as Exhibit 1 hereto. The Merger Agreement provides that, upon the terms and subject to the conditions contained in the Merger Agreement, Merger Sub will be merged (the "Merger") with and into the Company, and the Company, as the surviving corporation in the Merger, will become a wholly owned subsidiary of CCG. Upon the consummation of the Merger, the Merger Agreement provides that (i) all of the issued and outstanding Common Stock will be converted into the right to receive a certain number of CCG ordinary shares based on an exchange ratio to be fixed three days prior to the special shareholder meeting of Healthworld based on the average trading price of CCG ordinary shares over ten trading days and (ii) each outstanding share of the common stock of Merger Sub will be converted into one share of the common stock of the surviving corporation. Concurrently with the execution of the Merger Agreement, CCG and Merger Sub entered into a separate Stockholder Agreement dated as of November 9, 1999 (the "Stockholder Agreement') with each of (1) William Butler, (2) Herbert Ehrenthal, (3) Spencer Falk, (4) Michael Garnham,
(5) Steven Girgenti, (6) Frances Hughes, (7) William Leslie Milton, (8) the Spencer Falk Grantor Retained Annuity Trust u/t/a/d March 5, 1999, (9) Steven Girgenti Grantor Retained Annuity Trust, (10) The Girgenti Family Limited Partnerships and (11) The Steve Girgenti Charitable Lead Annuity Trust in respect of the Shares. The Stockholder Agreements are incorporated herein by reference and are filed as Exhibits 2 through 12, respectively hereto. Pursuant to the Stockholder Agreements, the Stockholders have agreed that they will vote the Shares (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby and
(ii) against certain other transactions.

                  The purpose of the Merger, the Merger Agreement and the Stockholder Agreements is to enable CCG to acquire control of all of the outstanding capital stock of the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of CCG. Upon acquiring control of the Company, CCG will continue to evaluate the business and operations of the Company and will effect such changes as it deems appropriate under the circumstances and conditions then existing. Such changes could include, among other things, changes in the Company's corporate structure, capitalization or dividend policy.

                  Except as otherwise discussed herein, neither CCG nor Merger Sub nor, to the best of their knowledge, any person set forth on Schedule I has any plans or proposals which would relate to or would result in any of the transactions described in sub paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

                  (a) CCG and Merger Sub beneficially own 5,093,977 Shares, constituting approximately 62.8% of the Shares issued and outstanding as of November 9, 1999.

                  Except as set forth in this Item 5(a), none of CCG, Merger Sub or, to the best of their knowledge, any of the persons named in Schedule I hereto beneficially owns any Shares.

                  (b) CCG and Merger Sub, together, share voting power with respect to 5,093,977 Shares.

                  (c) Except as set forth in Item 4, none of CCG and Merger Sub or, to the best of their knowledge, any of the persons named in Schedule I hereto, has effected any transaction in Shares during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             Respect to Securities of the Issuer.

                  Except as described below, none of the Reporting Persons or, to the best of their knowledge, any of the persons set forth in Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any security of any Reporting Person. Concurrently with the execution of the Merger Agreement, and as required by CCG and Merger Sub, the Stockholders executed the Stockholder Agreements.

                  Merger Agreement. The Merger Agreement provides that, on the terms and upon the satisfaction of the conditions precedent contained therein, the Company will be merged with and into Merger Sub and will be come a wholly owned subsidiary of CCG. The Merger is conditioned upon, among the other things: the requisite approval of holders common stock of the Company; the requisite approval of the holders of ordinary shares of CCG; the expiration or earlier termination of any waiting period (or any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On consummation of the Merger, (i) all of the issued and outstanding common stock of the Company will be converted into the right to receive a certain number of CCG American Depositary Receipts, or if properly elected, CCG ordinary shares based on an exchange ratio to be fixed three days prior to the special shareholder meeting of Healthworld based on the average trading price of CCG ordinary shares over ten trading days and (ii) each outstanding share of the common stock of Merger Sub will be converted into one share of the common stock of the surviving corporation.

                  Stockholder Agreements. The following is a summary of the material terms of the Stockholder Agreements. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Stockholder Agreements which are incorporated herein by reference and a copy of each of which has been filed as
Exhibit 2 hereto.

                  Stock Option. A number of principal stockholders of Healthworld (the "Stockholders") have each entered into the Stockholder Agreement pursuant to which they granted to Merger Sub an irrevocable option (the "Option") to purchase all of the Shares owned by such Stockholder at a purchase price per share based upon on the average trading price of CCG ordinary shares over ten trading days ending on the date the Option is exercised. Until the termination date of the Stockholder Agreements, the Option may be exercised by Merger Sub, in whole or in part, at any time, or from time to time, after the occurrence of any of the following events: (i) Healthworld fails to obtain the requisite majority approval for the Merger; (ii) the termination of the Merger Agreement due to a breach by Healthworld, or (iii) any Stockholder violates any term of such Stockholder's Stockholder Agreement.

                  Voting. Each Stockholder has agreed that, during the period commencing on the date of such Stockholder's Agreement and continuing until the first to occur of the effective time of the Merger or the termination date of such Stockholder Agreement, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, such Stockholder will vote (or cause to be voted) the Shares owned by such
Stockholder (i) in favor of the Merger, the execution and delivery by Healthworld of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and such
Stockholder Agreement and any actions required in furtherance of such agreements; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Healthworld under the Merger Agreement or by the Stockholder under such Stockholder Agreement; and (iii) except as otherwise agreed to in writing in advance by CCG, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Healthworld or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of Healthworld or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Healthworld or its subsidiaries; (C) any change in a majority of the persons who constitute the board of directors of Healthworld; (D) any change in the present capitalization of Healthworld or any amendment of Healthworld's Certificate of Incorporation or Bylaws; (E) any other material change in Healthworld's corporate structure or business; or (F) any other action involving Healthworld or its subsidiaries which is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by such Stockholder Agreement and the Merger Agreement. Each Stockholder has further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be to violate the provisions and agreements described above.

                  Representations, Warranties, Covenants and Other Agreements. In each Stockholder Agreement, each Stockholder has made certain representations and warranties to CCG and to Merger Sub, including with respect to (i) ownership of the Shares owned by such Stockholder on the date of the Stockholder Agreement; (ii) authority to enter into and perform such Stockholder's obligations under the Stockholder Agreement; (iii) the ability of the such Stockholder to enter into the Stockholder Agreement without violating other agreements to which they are a party; and (iv) the absence of liens and encumbrances on and in respect of the Shares. Each Stockholder has also entered into certain covenants, including with respect to restrictions on the transfer of the Shares. Each Stockholder has agreed that, until the last day the Stock Option is exercisable pursuant to the Stockholder Agreement, they will not, in their capacity as a stockholder of the Company, directly or indirectly initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any person or entity (other than CCG or any affiliate of CCG) with respect to the Company that constitute or reasonably may be expected to lead to a Takeover Proposal (as defined under the Merger Agreement), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquires or to obtain any Takeover Proposal, or agree to or endorse any Takeover Proposal, or authorize or permit any person or entity acting on behalf of the Stockholder to do any of the foregoing.

                  Under the Merger Agreement a "Takeover Proposal" is defined as any proposed merger or other business combination, sale or other disposition of any material amount of assets, sale of shares of capital stock, tender offer or exchange offer or similar transactions involving the Company or any of its subsidiaries

         Termination. Each Stockholder Agreement shall terminate, and no party shall have any rights or obligations thereunder, upon the earlier of (1) the termination of the Merger Agreement; and (2) the effective time of the Merger, except that:

         (i) the voting obligations of such Stockholder under clause (iii)(A) and (B) set forth above under "Stockholder Agreements-Voting" shall terminate on the earlier to occur of the Effective Time and 120 days after the termination of the Merger Agreement (unless the Merger Agreement is terminated by reason of the failure to obtain the requisite approval of the holders of ordinary shares of CCG in which case such Stockholder's obligations under under such clause shall terminate simultaneously with the termination of the Merger Agreement); and

         (ii) the Option shall survive for a period of 20 days following the termination of such Stockholder Agreement under the circumstances previously described above under "Stockholder Agreements-Stock Option."

Item 7.      Material to Be Filed as Exhibits.

             The following exhibits are filed with this statement:

               1.   Agreement and Plan of Merger dated  November 9, 1999, by and
                    among  Cordiant   Communications   Group  plc,   Healthworld
                    Acquisition Corp. and Healthworld Corporation.

               2.   Stockholder Agreement,  dated as of November 9, 1999, by and
                    among  Cordiant   Communications   Group  plc,   Healthworld
                    Acquisition Corp. and William Butler.

               3.   Stockholder Agreement,  dated as of November 9, 1999, by and
                    among  Cordiant   Communications   Group  plc,   Healthworld
                    Acquisition Corp. and Herbert Erenthal.

               4.   Stockholder Agreement,  dated as of November 9, 1999, by and
                    among  Cordiant   Communications   Group  plc,   Healthworld
                    Acquisition Corp. and Spencer Falk.

               5.   Stockholder Agreement,  dated as of November 9, 1999, by and
                    among  Cordiant   Communications   Group  plc,   Healthworld
                    Acquisition Corp. and Michael Garnham.

               6.   Stockholder Agreement,  dated as of November 9, 1999, by and
                    among  Cordiant   Communications   Group  plc,   Healthworld
                    Acquisition Corp. and Steven Girgenti.

               7.   Stockholder Agreement,  dated as of November 9, 1999, by and
                    among  Cordiant   Communications   Group  plc,   Healthworld
                    Acquisition Corp. and Frances Hughes.

               8.   Stockholder Agreement,  dated as of November 9, 1999, by and
                    among  Cordiant   Communications   Group  plc,   Healthworld
                    Acquisition Corp. and William Leslie Milton.

               9. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and the Spencer Falk Grantor Retained Annuity Trust u/t/a/d March 5, 1999.

               10. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Steven Girgenti Grantor Retained Annuity Trust.

               11. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and The Girgenti Family Limited Partnerships.

               12. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and The Steve Girgenti Charitable Lead Annuity Trust.

                                    SIGNATURE



          Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1999                  CORDIANT COMMUNICATIONS GROUP PLC



                                           By /s/ Arthur D'Angelo
                                              -------------------------------
                                              Name:  Arthur D'Angelo
                                              Title: Finance Director


Dated:  November 19, 1999                  HEALTHWORLD ACQUISITION CORP.



                                           By: /s/ Arthur D'Angelo
                                              -------------------------------
                                              Name:  Arthur D'Angelo
                                              Title: President

                                  Exhibit Index



     1. Agreement and Plan of Merger dated November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Healthworld Corporation.

     2. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and William Butler.

     3. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Herbert Erenthal.

     4. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Spencer Falk.

     5. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Michael Garnham.

     6. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Steven Girgenti.

     7. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Frances Hughes.

     8. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and William Leslie Milton.

     9. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and the Spencer Falk Grantor Retained Annuity Trust u/t/a/d March 5, 1999.

     10. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and Steven Girgenti Grantor Retained Annuity Trust.

     11. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and The Girgenti Family Limited Partnerships.

     12. Stockholder Agreement, dated as of November 9, 1999, by and among Cordiant Communications Group plc, Healthworld Acquisition Corp. and The Steve Girgenti Charitable Lead Annuity Trust.

                                                                     Schedule I

                        DIRECTORS AND EXECUTIVE OFFICERS

CCG

          Unless otherwise indicated, the principal business address of each person set forth below is c/o CCG Group plc, 121-141 Westbourne Terrace, London W26JR.

          The Directors and Executive Officers of Cordiant Communications Group plc are as follows:


Name                   Position:  Principal Occupation and Background      Nationality  Age
----                   ----------------------------------------------      -----------  ---

Michael Bungey         Director and Chief  Executive  Officer of CCG       British      59
                       and  Chairman  and Chief  Executive  Officer,
                       Bates  Worldwide.  In  1971,  Michael  Bungey
                       set up  his  own  agency,  Michael  Bungey  &
                       Partners.   This  was  merged  with   Dorland
                       Advertising   in  1984.  In  1988  he  became
                       Chairman  and  Chief  Executive   Officer  of
                       Bates  Dorland  and  Bates  Europe.   He  was
                       appointed   President  and  Chief   Operating
                       Officer  of Bates  Worldwide  in 1993,  Chief
                       Executive  Officer in April 1994 and Chairman
                       in  December  1994.  He  joined  the Board of
                       CCG in January 1995.

Arthur D'Angelo        Finance  Director  of  CCG.  Arthur  D'Angelo       American     47
                       joined  Saatchi  &  Saatchi  Holdings  USA in
                       October   1987  as  Tax   Director   and  was
                       subsequently  appointed  President  and Chief
                       Executive   Officer   of  Saatchi  &  Saatchi
                       Holdings   USA.   He  joined   Bates  USA  as
                       Executive Vice President and Chief  Financial
                       Officer  in April  1994 and  later  that year
                       was named  Chief  Financial  Officer of Bates
                       North  America.  In July  1995  he was  named
                       Chief Financial Officer of Bates Worldwide.

Jean de Yturbe         Director,  Chairman,  Bates  Europe.  Jean de        French      52
                       Yturbe was  President of HDM Europe from 1985
                       to  1990  and  Chief  Executive   Officer  of
                       Eurocom  Advertising  Worldwide  from 1990 to
                       1992.  He joined  Bates in July 1993 as Chief
                       Executive  Officer  of Bates  France  and was
                       named  Chairman  of Bates  Europe in  January
                       1995.

Alex Hamill            Director,   Chief  Executive  Officer,  Bates      Australian    56
                       Asia  Pacific.  Alex  Hamill  joined  the Ted
                       Bates   group  in   1968.   In  1978  he  was
                       appointed    General    Manager   of   George
                       Patterson  in  Australia.   In  1984  he  was
                       appointed   Managing   Director   of   George
                       Patterson's   Sydney   office   and  in  1987
                       Managing   Director   of   George   Patterson
                       Australia.   In   1991   he   was   appointed
                       Chairman  and  Chief  Executive   Officer  of
                       George Patterson Bates and Regional  Director
                       for Bates Worldwide in Asia-Pacific.

Peter M Schoning       Director,   Chairman   and  Chief   Executive        German      53
                       Officer,  Scholz & Friends.  Prior to joining
                       Scholz & Friends,  Peter M Schoning worked in
                       a variety of advertising  agencies in Munich,
                       Paris and Hamburg,  where he, most  recently,
                       was a member of the Lintas  management  team.
                       He  joined   Scholz  &  Friends  in  1984  as
                       Managing  Director  and  was  named  Managing
                       Partner  in  1987.  In 1993 he was  appointed
                       Chief  Executive  Officer  at the  agency and
                       since 1995 he has led the agency as  Chairman
                       and Chief Executive Officer.

William Whitehead      Director,   Chief  Executive  Officer,  Bates       Canadian     53
                       North  America.  Prior  to  joining  the  Ted
                       Bates group in 1971,  Bill  Whitehead  worked
                       for  Foster  Advertising.  In 1983 he  joined
                       Bates  Canada and in 11 years with the agency
                       held  a  number  of  senior  positions,  most
                       recently  as  Chairman  and  Chief  Executive
                       Officer.  In May 1994 he was named  Executive
                       Director  of  Worldwide  Client  Services  at
                       Bates   Worldwide   and  at  the  same   time
                       Regional  Director of Latin America for Bates
                       Worldwide.   In   December   1994,   he   was
                       appointed Chief  Operating  Officer for Bates
                       North  America.  In September  1995 he became
                       President  and  Chief  Operating  Officer  of
                       Bates  USA.  In  July  1996 he  became  Chief
                       Executive Officer of Bates North America.

Charles Scott          Chairman  of CCG.  Charles  Scott  worked for       British      50
                       Itel    Corporation    before   joining   IMS
                       International,  Inc.  in  1977  where  he was
                       Chief  Financial   Officer  from  1986  until
                       joining  CCG as Finance  Director  in January
                       1990.  He was  promoted  to  Chief  Operating
                       Officer   of  CCG  in  July  1991  and  Chief
                       Executive  Officer in April 1993.  In January
                       1995,  he  was  appointed   Chief   Executive
                       Officer  and  Acting  Chairman.  In July 1995
                       he was  appointed  executive  Chairman and in
                       December   1997   he   became   non-executive
                       Chairman.    He   was   also    non-executive
                       Chairman  of  Saatchi  &  Saatchi  plc  until
                       January  1,  1999.  He  is  a   non-executive
                       director  of  adidas-Salomon  AG and of Joe's
                       Developments  Limited.  In  addition,  he has
                       been a director of Emcore  Corporation  since
                       February 1998 and of TBI plc since May 1998.

Dudley Fishburn        Non-executive  Director.  Dudley Fishburn has       British      53
                       been   a    Member    of    Parliament    and
                       Parliamentary   Private   Secretary   at  the
                       Foreign  Office  and  at  the  Department  of
                       Trade and  Industry.  He is Associate  Editor
                       of The  Economist,  Treasurer of the National
                       Trust,  Chairman of the  Trustees of the Open
                       University,  Chairman  of HFC  Bank plc and a
                       Trustee of the Prison  Reform  Trust,  all of
                       which   are   based  in  the  UK.   He  is  a
                       non-executive     director    of    Household
                       International,   Inc.,   Euclidian   plc  and
                       Philip Morris.

Professor Theodore     Non-executive  Director.  Theodore  Levitt is       American     74
Levitt                 Edward  W.  Carter   Professor   of  Business
                       Administration,   Emeritus,  of  the  Harvard
                       University  Business School and serves on the
                       board of Sandford C.  Bernstein  Funds,  Inc.
                       in the US. He is also the author of  numerous
                       articles and books on  economics,  management
                       and marketing and was formerly  Editor of the
                       Harvard Business Review.

James Tyrrell          Non-executive Director.  James Tyrrell joined       British      58
                       the Board in May 1998.  He was Group  Finance
                       Director  of London  International  Group plc
                       until   November   1997   and  an   executive
                       director    there    until    August    1998.
                       Previously he was Group  Finance  Director of
                       Abbey  National Plc and Managing  Director of
                       HMV  Shops   Limited.   He  is   Chairman  of
                       Ferguson     International    PLC    and    a
                       non-executive director of Point Group Ltd.

Dr. Rolf Stomberg      Non-executive     Director.     Rolf Stomberg       German       59
                       joined  the Board in May  1998.  From 1970 to
                       1997,  when he retired  from the Main  Board,
                       he worked for The British  Petroleum  Company
                       plc where he was Chief Executive  Officer for
                       B.P.  Oil  International  and  a  B.P.  Group
                       Managing  Director.  He serves on a number of
                       UK and  continental  boards and is a Visiting
                       Professor  at  Imperial  College   Management
                       School,  London  and the  Business  School of
                       Institut Francais du Petrole in Paris.

Stuart Howard          Deputy   Finance   Director,   Treasurer  and       British      37
                       Company  Secretary.  Stuart Howard joined CCG
                       on  May  1,   1998  from  WPP  where  he  was
                       International  Treasurer.  From  1992  he was
                       Group  Finance  Director for  Metrovideo  and
                       from 1990 to 1992 Deputy Finance  Director at
                       McColls.  Prior to that,  he spent  two years
                       as Regional  Controller at WPP and four years
                       with  KPMG   London.   In  1998,   he  became
                       Company Secretary of CCG.

David F. Ham           Group  Controller.  David F. Ham  joined  CCG       British      33
                       in May 1996 as  Manager  of Group  Reporting.
                       Prior  to that  he was  Group  Accountant  at
                       Alfred  McAlpine  plc from 1994 and spent six
                       years at Coopers & Lybrand.  In 1997,  he was
                       appointed Group Controller of CCG.

Stanley Bendelac       Chief  Operating  Officer,  Bates  Europe and       Dutch        57
                       Chairman,   Bates  Latin  America.  In  1971,
                       Stanley  Bendelac  founded  Delvico Bates, an
                       operating  unit  within  CCG.  In addition to
                       his   responsibilities   on   the   Executive
                       Committee,   he  is  currently  Chairman  and
                       Chief Executive  Officer of Grupo Bates S.A.,
                       Spain.

Les Stern              Worldwide    Planning     Director,     Bates       British      51
                       Worldwide.  Les Stern was a graduate  trainee
                       at Procter & Gamble  before  embarking  on an
                       advertising  career that  included  spells at
                       FCB,  Saatchi & Saatchi  and WCRS.  He joined
                       Bates  Dorland in 1990 as Executive  Planning
                       Director.  Following  secondment to Bates New
                       York he was made Worldwide  Planning Director
                       in 1994.  Les  Stern is also a member  of the
                       Executive Committee.

John Fawcett           Worldwide  Creative  Director.  John  Fawcett      Australian    49
                       began  his  advertising  career  with  George
                       Patterson  Bates,  and has  worked in various
                       roles  around the world for Leo  Burnett  and
                       J.  Walter   Thompson.   He  rejoined  George
                       Patterson  Bates as a creative group head and
                       became the company's first National  Creative
                       Director in March 1989.  He was  appointed as
                       its Managing Director  Australia in June 1992
                       and Chief  Executive  Officer  in July  1996.
                       He is also  currently  Chairman  of the Bates
                       Worldwide Creative Board.

Ian Smith              President,   International,  Bates  Worldwide       Australian   43
                       and  Executive  Committee  member.  He joined
                       the  George  Patterson  Bates  agency in 1989
                       and  was  named   General   Manager  and  New
                       Business  Director in 1990.  In 1996,  he was
                       appointed   Managing   Director   of   George
                       Patterson Bates Australia.

Colin Hearn            Chairman  and Chief  Executive  Officer,  141       British      48
                       Worldwide.   Colin  Hearn  joined  the  Bates
                       network  in 1985  from  Ogilvy &  Mather.  In
                       addition  to his  duties in  respect  of 141,
                       he is  responsible  for two of Bates' largest
                       global  clients,  BAT and Allied  Domecq.  He
                       was  appointed to the Bates  Worldwide  Board
                       in  1994  and   elected   to  the   Executive
                       Committee in 1998.


Healthworld Acquisition Corp.

Unless otherwise indicated, the principal business address of each person set forth below is c/o CCG Group plc, 121-141 Westbourne Terrace, London W26JR. Healthworld Acquisition Corp. was formed in November 1999 solely to acquire all of the outstanding capital stock of the Company. Each of the following persons
has  occupied  the  positions  with  Healthworld   Acquisition  Corp.  from  its
inception.

          The Directors and Executive Officers of Healthworld Acquisition Corp. are as follows:


Name                   Position:  Principal Occupation and Background      Nationality  Age



Arthur D'Angelo*       Director   and   President   of   Healthworld       American     47
                       Acquisition Corp.

Michael Bungey*        Director  and  Executive  Vice  President  of       British      59
                       Healthworld Acquisition Corp.
